UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GLOBAL EAGLE ENTERTAINMENT INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-35176	27-4757800
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

6080 Center Drive, Suite 1200 Los Angeles, California		90045
(Address of principal executive offices)		(Zip Code)

Josh Marks

Chief Executive Officer

(310) 437-6000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 — Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report.

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, Global Eagle Entertainment Inc. (the “Company” or “we”) is filing a Conflict Minerals Report for the calendar year ended December 31, 2019 as Exhibit 1.01 to this Form SD.

A copy of the Company’s Conflict Minerals Report is also available on the Investor Relations section of the Company’s website at www.globaleagle.com. Information on our website shall not be deemed incorporated into, or be a part of, this Form SD or the Conflict Minerals Report.

Item 1.02	Exhibit.

We have filed our Conflict Minerals Report for the calendar year ended December 31, 2019 as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01	Exhibits.

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GLOBAL EAGLE ENTERTAINMENT INC.

Date: May 29, 2020	By:	/s/ Christian Mezger
	Name:	Christian Mezger
	Title:	Chief Financial Officer